Exhibit 99.1

29 August 2025

MAC Copper Limited Announces MAC shareholders vote in favour of scheme with Harmony

ST. HELIER, Jersey – (BUSINESS WIRE) – MAC Copper Limited ARBN 671 963 198 (NYSE:MTAL; ASX:MAC)

MAC Copper Limited (NYSE:MTAL, ASX:MAC) (“MAC” or the “Company”) is pleased to announce that the requisite majorities of MAC shareholders today voted in favour of resolutions to approve the proposed acquisition of 100% of the issued share capital in MAC by Harmony Gold (Australia) Pty Ltd (a wholly owned subsidiary of Harmony Gold Mining Company Limited (JSE:HAR, NYSE:HMY)) (“Harmony”) by way of a Jersey law scheme of arrangement pursuant to Article 125 of the Companies (Jersey) Law 1991 (as amended) (“Scheme”), to authorise the directors of MAC to implement the Scheme and deal with certain ancillary matters and to approve the alteration of MAC’s Articles of Association.

Capitalised terms used in this announcement have the meaning given to them in the Scheme Circular, a copy of which is attached to MAC’s announcement released on 31 July 2025.

Results of Court Meeting and General Meeting

A detailed report of the proxy position and votes cast at the Court Meeting and the General Meeting is attached to this announcement.

In summary:

•	98.43% of the votes cast by Scheme Shareholders at the Court Meeting were in favour of the resolution to approve the Scheme;

•	87.50% of Scheme Shareholders present and voting (whether in person, online or by proxy) at the Court Meeting voted in favour of the resolution to approve the Scheme; and

•	97.84% of the votes cast by MAC Shareholders at the General Meeting were in favour of the General Meeting Resolutions.

Court Sanction Hearing

MAC will apply to the Royal Court of Jersey for orders sanctioning the Scheme at the Court Sanction Hearing scheduled for 9 October 2025.

If the Court sanctions the Scheme at the Court Sanction Hearing, MAC intends to deliver a copy of the orders of the Court to the Registrar of Companies for registration on 10 October 2025, upon which the Scheme will become Effective. If this occurs:

•	MAC Shares are expected to be suspended from trading on the NYSE on 10 October 2025 (with effect from the close of trading on the NYSE); and

•	MAC CDIs are expected to be suspended from quotation on the ASX on 13 October 2025 (before trading opens on the ASX).

MAC will release a separate announcement providing further details in relation to the closing timetable for the Transaction in due course.

Further information

If, after reading the Scheme Circular, you have any questions about the Scheme or the Scheme Circular, please contact MAC’s proxy solicitation firm, Sodali & Co, at:

If you are a MAC Shareholder Call toll-free in US: +1 (800) 662-5200 Outside of US: +1 (203) 658-9400	If you are a MAC CDI Holder Within Australia: 1300 229 418 Outside Australia: +61 2 9066 4059

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

– Ends –

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer & Director MAC Copper Limited investors@metalsacqcorp.com	Morné Engelbrecht Chief Financial Officer MAC Copper Limited

About MAC Copper Limited

MAC Copper Limited (NYSE:MTAL; ASX:MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

The following information is provided in accordance with ASX Listing Rule 3.13.2.

Court Meeting – Resolution 1 – Approval of Scheme of Arrangement

Proxy position as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,231,673	98.31	14	82.35
AGAINST	1,069,142	1.56	2	11.76
OPEN[1]	0	0	0	0
TOTAL[2]	68,387,081	100%	17	99.99
ABSTAIN[3]	86,266	0.13	1	5.88
REQUSITE MAJORITIES	At least 75%		More than 50%

Resolution carried on a poll as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,231,673	98.43	14	87.5
AGAINST	1,069,142	1.57	2	12.5
TOTAL	68,300,8150	100%	16	100
ABSTAIN	86,266	N/A	1	N/A

1 Open votes to be voted at the proxy’s direction.

2 Totals may exceed 100% due to rounding.

3 Votes relating to a shareholder abstaining from voting are not counted in determining the requisite majorities.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 1

General Meeting

Resolution 1 – Authorise directors to carry the Scheme into effect

Proxy position as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,038,244	97.72	14	82.35
AGAINST	1,476,502	2.15	2	11.76
OPEN[4]	0	0	0	0
TOTAL[5]	68,601,012	100%	16	99.99%
ABSTAIN[6]	86,266	0.13	1	5.88
REQUSITE MAJORITIES	At least two thirds		-

Resolution carried on a poll as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,038,244	97.84	14	87.5
AGAINST	1,476,502	2.16	2	12.5
TOTAL	68,514,746	100%	16	100
ABSTAIN	86,266	N/A	1	N/A

4 Open votes to be voted at the proxy’s direction.

5 Totals may exceed 100% due to rounding.

6 Votes relating to a shareholder abstaining from voting are not counted in determining the requisite majorities.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 2

Resolution 2 – Amendment to Articles of Association

Proxy position as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,035,978	97.72	14	82.35
AGAINST	1,476,389	2.15	2	11.76
OPEN[7]	0	0	0	0
TOTAL[8]	68,601,012	100%	16	99.99%
ABSTAIN[9]	86,645	0.13	1	5.88
REQUSITE MAJORITIES	At least two thirds		-

Resolution carried on a poll as follows:

	Number of votes cast	% of votes cast	Number of shareholders	% of shareholders
FOR	67,035,978	97.84	14	87.5
AGAINST	1,476,389	2.16	2	12.5
TOTAL	68,514,746	100%	16	100
ABSTAIN	88,645	N/A	1	N/A

7 Open votes to be voted at the proxy’s direction.

8 Totals may exceed 100% due to rounding.

9 Votes relating to a shareholder abstaining from voting are not counted in determining the requisite majorities.

MAC Copper Limited maccopperlimited.com	3rd Floor, 44 Esplanade, St Helier, Jersey, JE4	Page 3